

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
Mr. James W. Baehren
Vice President
Owens-Illinois Group, Inc.
One Michael Owens Way
Perrysburg, Ohio 43551

> **Re: Owens-Illinois Group, Inc.**
> **Schedule TO-I**
> **Filed November 3, 2014**
> **File No. 005-42137**

Dear Mr. Baehren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   The offering document contains numerous waivers, releases, discharges, agreements not to sue, and extinguishments of rights and claims by security holders. Please revise these statements globally in light of Section 29(a) of the Securities Exchange Act of 1934.

2.   In several places, the offeror appears to be asserting its absolute right to terminate or "withdraw" the offer. Please revise to clarify that the offer may only be terminated or withdrawn upon the occurrence of stated conditions on or prior to expiration.

Source of Funds, page 4

3.   Please confirm that the offering materials will be amended to disclose the material terms of any senior note offering used to finance the offer, in accordance with Items 1007 and 1016 of Regulation M-A, and that the offer will be extended as necessary to ensure that there is adequate time remaining in the offer following any such material change.

4.   Please revise to provide the summary disclosure required by Item 1007(d) of Regulation M-A with respect to the credit agreement.

Representations, Warranties and Undertakings, page 7

5.   Please delete the language requiring the security holder to represent that the security holder has "reviewed" the offer to purchase and "understands" certain of its terms.

Withdrawal of Tenders, page 10

6.   Please revise to disclose the date certain after which security holders may withdraw securities pursuant to Rule 13e-4(f)(2)(ii).

Conditions of the Offer, page 12

7.   The offer may be subject only to conditions that are based on objective criteria and are outside the offeror's control. Accordingly, please revise the offer to:

    •   provide an objective standard for a "significant change in the price of the Exchangeable Notes," especially given the lack of an established trading market;
    •   provide an objective standard for a "significant adverse change in the United States securities or financial markets generally;"
    •   eliminate the reference to the offeror's "sole judgment" in subsection (a); and
    •   eliminate the statement that the offeror may assert a condition even if action or inaction by the offeror gave rise to the condition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Scott C. Herlihy, Esq.
Latham & Watkins LLP